SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Sunoco LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
869239 103
(CUSIP Number)
Thomas E. Long
Chief Financial Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Ave.
Dallas, Texas 75219
Tel: (214) 981-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

1	Name of reporting person Stripes LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (1)
	8	Shared voting power
	9	Sole dispositive power 0 (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person (1) 0 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person OO (Limited Liability Company)

(1)	The Reporting Person holds 5,549,026 Class A units representing limited partner interests in Sunoco LP. The Class A units are non-voting securities and are not convertible into common units.

1	Name of reporting person Stripes No. 1009 LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (1)
	8	Shared voting power
	9	Sole dispositive power 0 (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person (1) 0 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person OO (Limited Liability Company)

(1)	The Reporting Person holds 5,469,718 Class A units representing limited partner interests in Sunoco LP. The Class A units are non-voting securities and are not convertible into common units.

1	Name of reporting person Susser Holdings Corporation
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 0 (1)
	9	Sole dispositive power
	10	Shared dispositive power 0 (1)
11	Aggregate amount beneficially owned by each reporting person (1) 0 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person CO

(1)
The Reporting Person beneficially holds 11,018,744 Class A units representing limited partner interests in Sunoco LP. The Class A units are non-voting securities and are not convertible into common units.

1	Name of reporting person Heritage Holdings, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,189,021 Units (1)
	8	Shared voting power
	9	Sole dispositive power 14,189,021 Units (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person (1) 14,189,021 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.4 % Outstanding Units (2)
14	Type of reporting person CO

(1)
Consists of 34,102 common units, 4,703,958 subordinated units and 9,450,961 Class B units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sunoco LP, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2012, as amended by Amendment No. 1, which is incorporated herein by reference to Exhibit 3.2 to Sunoco LP’s Current Report on Form 8-K filed with the SEC on October 28, 2014, and as further amended by Amendment No. 2, which is incorporated herein by reference to Exhibit 3.1 to Sunoco LP’s Current Report on Form 8-K filed with the SEC on August 6, 2015 (as so amended, the “Partnership Agreement”). The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).

(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015.

1	Name of reporting person ETP Holdco Corporation
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 18,808,703 Units (1)
	8	Shared voting power
	9	Sole dispositive power 18,808,703 Units (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person (1) 18,808,703 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 29.7% Outstanding Units (2)
14	Type of reporting person CO

(1)
Consists of 45,206 common units, 6,235,478 subordinated units and 12,528,019 Class B units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).

(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015.

1	Name of reporting person ETC M-A Acquisition LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,983,540 Units(1)
	8	Shared voting power
	9	Sole dispositive power 3,983,540 Units(1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person (1) 3,983,540 Units(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.3% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 3,983,540 common units representing limited partner interests in Sunoco LP.
(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement.

1	Name of reporting person La Grange Acquisition, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 4,779,022 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 4,779,022 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 4,779,022 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.5% Outstanding Units (2)
14	Type of reporting person PN

(1)	Consists of 4,779,022 common units representing limited partner interests in Sunoco LP.
(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement.

1	Name of reporting person LA GP, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 4,779,022 Units
	9	Sole dispositive power
	10	Shared dispositive power 4,779,022 Units
11	Aggregate amount beneficially owned by each reporting person (1) 4,779,022 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.5% Outstanding Units (1)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 4,779,022 common units representing limited partner interests in Sunoco LP.
(1)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement.

1	Name of reporting person ETP Retail Holdings, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 795,482 Units
	8	Shared voting power 3,983,540 Units
	9	Sole dispositive power 795,482 Units
	10	Shared dispositive power 3,983,540 Units
11	Aggregate amount beneficially owned by each reporting person (1) 4,779,022 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.5% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)	Consists of 4,779,022 common units representing limited partner interests in Sunoco LP.
(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement.

1	Name of reporting person Sunoco, Inc. (R&M)
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Pennsylvania, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 4,779,022 Units(1)
	9	Sole dispositive power
	10	Shared dispositive power 4,779,022 Units(1)
11	Aggregate amount beneficially owned by each reporting person (1) 4,779,022 Units(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.5% Outstanding Units (2)
14	Type of reporting person CO

(1)	Consists of 4,779,022 common units representing limited partner interests in Sunoco LP.
(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement.

1	Name of reporting person Sunoco, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Pennsylvania, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 4,779,022 Units(1)
	9	Sole dispositive power
	10	Shared dispositive power 4,779,022 Units(1)
11	Aggregate amount beneficially owned by each reporting person (1) 4,779,022 Units(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.5% Outstanding Units (2)
14	Type of reporting person CO

(1)	Consists of 4,779,022 common units representing limited partner interests in Sunoco LP.
(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement.

1	Name of reporting person Heritage ETC, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 32,997,724 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 32,997,724 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 32,997,724 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.1% Outstanding Units (2)
14	Type of reporting person PN

(1)
Consists of 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).

(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015.

1	Name of reporting person Heritage ETC GP, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 32,997,724 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 32,997,724 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 32,997,724 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 52.1% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)
Consists of 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).

(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015.

1	Name of reporting person Energy Transfer Partners, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 37,776,746 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 37,776,746 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 37,776,746 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.7% Outstanding Units (2)
14	Type of reporting person PN

(1)
Consists of 4,858,330 common units, 10,939,436 subordinated units and 21,978,980 Class B units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).

(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015.

1	Name of reporting person Energy Transfer Partners GP, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 37,776,746 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 37,776,746 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 37,776,746 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.7% Outstanding Units (2)
14	Type of reporting person PN

(1)
Consists of 4,858,330 common units, 10,939,436 subordinated units and 21,978,980 Class B units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).

(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015.

1	Name of reporting person Energy Transfer Partners, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 37,776,746 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 37,776,746 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 37,776,746 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.7% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)
Consists of 4,858,330 common units, 10,939,436 subordinated units and 21,978,980 Class B units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).

(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015.

1	Name of reporting person Energy Transfer Equity, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 37,776,746 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 37,776,746 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 37,776,746 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.7% Outstanding Units (2)
14	Type of reporting person PN

(1)
Consists of 4,858,330 common units, 10,939,436 subordinated units and 21,978,980 Class B units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).

(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015.

1	Name of reporting person LE GP, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 37,776,746 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 37,776,746 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 37,776,746 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.7% Outstanding Units (2)
14	Type of reporting person OO (Limited Liability Company)

(1)
Consists of 4,858,330 common units, 10,939,436 subordinated units and 21,978,980 Class B units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).

(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015.

1	Name of reporting person Kelcy L. Warren
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 37,776,746 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 37,776,746 Units (1)
11	Aggregate amount beneficially owned by each reporting person (1) 37,776,746 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 59.7% Outstanding Units (2)
14	Type of reporting person IN

(1)
Consists of 4,858,330 common units, 10,939,436 subordinated units and 21,978,980 Class B units representing limited partner interests in Sunoco LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Partnership Agreement. The Class B units will convert, on a one-for-one basis, into common units on August 19, 2015, the day immediately following the record date of Sunoco LP’s second quarter 2015 distribution, in accordance with the Partnership Agreement. The Reporting Person may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in the Issuer and the indirect owner of all of the incentive distribution rights in the Issuer (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts).

(2)
Calculated using an aggregate of 63,313,075 units outstanding as of July 31, 2015, comprised of a total of 30,394,659 common units, 10,939,436 subordinated units and 21,978,980 Class B units, as based on: (a) a total of 30,394,659 common units and 10,939,436 subordinated units outstanding as of July 15, 2015, as disclosed by Sunoco LP in its final prospectus supplement dated July 15, 2015 filed with the SEC, and (b) the cancellation of 79,308 common units and 10,939,436 subordinated units and the issuance of an additional 79,308 common units, 10,939,436 subordinated units and 21,978,980 Class B units on July 31, 2015, as disclosed by Sunoco LP in its Current Report on Form 8-K filed with the SEC on August 6, 2015.

SCHEDULE 13D
Explanatory Note: This Amendment No. 3 (this “Amendment”) to the Schedule 13D originally filed on October 5, 2012 by certain of the Reporting Persons (as such term is defined below) (as amended by the Amendment, the “Schedule 13D”) is being filed to reflect (i) the contribution by Heritage Holdings, Inc., a Delaware corporation (“HHI”), and ETP Holdco Corporation, a Delaware corporation (“ETP Holdco”), to Sunoco LP, a Delaware limited partnership (the “Issuer” or “SUN”), of 100% of the issued and outstanding shares of capital stock of Susser Holdings Corporation, a Delaware corporation (“Susser”), in exchange for cash, common units (“Common Units”), subordinated units (“Subordinated Units”) and Class B units (“Class B Units”) representing limited partner interests of the Issuer and (ii) the conversion and exchange of Common Units and Subordinated Units owned by Stripes LLC, a Texas limited liability company (“Stripes”), and Stripes No. 1009 LLC, a Texas limited liability company (“Stripes 1009”), into an equal number of Class A units representing limited partner interests of the Issuer (“Class A Units”) (the transactions described in clauses (i) and (ii), the “Transaction”), each as more fully described in Item 3.
The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment because, due to certain affiliations and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities from the Issuer (as such term is defined below) deemed to be beneficially owned by one or more of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which was attached as Exhibit A to the Schedule 13D/A filed with the SEC on April 9, 2015 and is incorporated by reference herein.

Item 1.	Security and Issuer
This Amendment relates to the Common Units, the Subordinated Units and the Class B Units (collectively, the “Units”). The address of the principal executive offices of the Issuer is 555 East Airtex Drive, Houston, Texas 77073.

Item 2.	Identity and Background
(a)-(c) This Amendment is being filed jointly by:

(i)	Stripes LLC, a Texas limited liability company (“Stripes”);

(ii)	Stripes No. 1009 LLC, a Texas limited liability company (“Stripes 1009” and, together with Stripes, the “Stripes Reporting Persons”);

(iii)	Susser Holdings Corporation, a Delaware corporation (“Susser”);

(iv)	Heritage Holdings, Inc., a Delaware corporation (“HHI”);

(v)	ETP Holdco Corporation, a Delaware corporation (“ETP Holdco” and, together with Susser and HHI, the “ETP Holdco Reporting Persons”);

(vi)	ETC M-A Acquisition LLC, a Delaware limited liability company (“ETC”);

(vii)	La Grange Acquisition, L.P., a Texas limited partnership (“La Grange”);

(viii)	LA GP, LLC, a Texas limited liability company (“LA GP”);

(ix)	ETP Retail Holdings, LLC, a Delaware limited liability company (“ETP Retail”);

(x)	Sunoco, Inc. R&M, a Pennsylvania corporation (“Sunoco R&M”);

(xi)	Sunoco, Inc., a Pennsylvania corporation (“Sunoco, Inc.” and, together with ETC, La Grange, LA GP, ETP Retail and Sunoco R&M, the “ETP Retail Reporting Persons”) ;

(xii)	Heritage ETC, L.P., a Delaware limited partnership (“Heritage ETC”);

(xiii)	Heritage ETC GP, L.L.C., a Delaware limited liability company (“Heritage ETC GP” and, together with Heritage ETC, the “Heritage Reporting Persons”);

(xiv)	Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”);

(xv)	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”);

(xvi)	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(xvii)	Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”);

(xviii)	LE GP, LLC, a Delaware limited liability company (“LE GP”); and

(xix)	Kelcy L. Warren, a United States citizen (“Warren” and, together with ETP, ETP GP, ETP LLC, ETE and LE GP, the “Energy Transfer Reporting Persons”).
The Energy Transfer Reporting Persons, the ETP Holdco Reporting Persons, the Heritage Reporting Persons and the ETP Retail Reporting Persons are collectively referred to herein as the “ETP Reporting Persons.” The Stripes Reporting Persons and the ETP Reporting Persons are collectively referred to herein as the “Reporting Persons.”

(i)
The principal business of Stripes is to engage, directly and indirectly through its subsidiaries, in the distribution and transportation of motor fuel and the operation of retail convenience stores, including through its ownership of limited partner interests in the Issuer.

(ii)	The principal business of Stripes 1009 is to hold equity interests in the Issuer and its other subsidiaries.

(iii)
Susser indirectly owns 100% of the membership interests of Stripes 1009 and Stripes. The principal business of Susser is to hold equity interests in its subsidiaries, operate retail convenience stores and engage in wholesale motor fuel distribution.

(iv)	The principal business of HHI is to hold equity interests in Sunoco, Inc. and other entities. ETP Holdco is the sole stockholder of HHI.

(v)	The principal business of ETP Holdco is to hold equity interests in HHI, Sunoco, Inc. and other entities.

(vi)	The principal business of ETC is to hold equity interests in SUN.

(vii)	La Grange holds membership interests in ETP Retail. The principal business of La Grange is to hold equity interests in ETP Retail and other operating subsidiaries.

(viii)	LA GP is the general partner of La Grange. The principal business of LA GP is to hold the general partner interest in La Grange.

(ix)	ETP Retail owns equity interests in ETC, Sunoco LLC and other subsidiaries. The principal business of ETP Retail is to hold equity interests in ETC, Sunoco LLC and other subsidiaries.

(x)	Sunoco R&M owns membership interests in ETP Retail. The principal business of Sunoco R&M is to hold membership interests in ETP Retail.

(xi)	Sunoco, Inc. is the sole stockholder of Sunoco R&M. The principal business of Sunoco, Inc. is to hold equity interests in Sunoco R&M and other subsidiaries.

(xii)	Heritage ETC is the sole stockholder of ETP Holdco and the sole member of LA GP. The principal business of Heritage ETC is to hold equity interests in ETP Holdco, LA GP and other entities.

(xiii)	Heritage ETC GP is the general partner of Heritage ETC. The principal business of Heritage ETC GP is to hold the general partner interest in Heritage ETC.

(xiv)
ETP is the sole member of Heritage ETC GP and the holder of a 99.999% limited partner interest in Heritage ETC. The principal business of ETP is to provide midstream services to producers and consumers of natural gas, NGLs, crude oil and refined products through its subsidiaries.

(xv)	ETP GP is the general partner of ETP. The principal business of ETP GP is to serve as the general partner of ETP.

(xvi)	ETP LLC is the general partner of ETP GP. The principal business of ETP LLC is to serve as the general partner of ETP GP.

(xvii)
ETE is the sole member of ETP LLC. The principal business of ETE is to hold equity interests in its subsidiaries and to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas and liquids midstream or transportation assets.

(xviii)	LE GP is the general partner of ETE and manages and directs all of ETE’s activities through LE GP’s board of directors. The members of LE GP have the authority to appoint and remove LE GP’s directors.

(xix)	Warren is the Chief Executive Officer of ETP. Warren owns 81.2% of LE GP.
The principal office of each of the Stripes Reporting Persons is 555 East Airtex Drive, Houston, Texas 77073. The principal office of each of the ETP Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219.
Attached as Appendix A is information concerning the directors and executive officers of ETP LLC, LE GP, HHI, ETP Holdco, ETC, LA GP, ETP Retail, Sunoco R&M, Sunoco, Inc., Heritage ETC GP, Stripes 1009, Susser and Stripes (the “Listed Persons”) as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
(f) All of the persons listed in this Item 2, including those listed on Appendix A, are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Stripes is the holder of 5,549,026 Class A Units and Stripes 1009 is the holder of 5,469,718 Class A Units. HHI is the holder of 34,102 Common Units, 4,703,958 Subordinated Units and 9,450,961 Class B Units. ETP Holdco is the holder of 45,206 Common Units, 6,235,478 Subordinated Units and 12,528,019 Class B Units.
The Transaction
The Energy Transfer Reporting Persons may be deemed to have acquired beneficial ownership of (a) an aggregate of 37,776,746 Units, comprised of 79,308 Common Units, 10,939,436 Subordinated Units and 21,978,980 Class B Units and (b) 11,018,744 Class A Units, through the Transaction. The Heritage Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 32,997,724 Units, comprised of 79,308 Common Units, 10,939,436 Subordinated Units and 21,978,980 Class B Units, through the Transaction. Susser may be deemed to have acquired beneficial ownership of an aggregate of 11,018,744 Class A Units through the Transaction.

On July 14, 2015, the Issuer entered into a Contribution Agreement (the “Contribution Agreement”) with Susser, HHI, ETP Holdco (together with HHI, the “Contributors” and each, a “Contributor”), Sunoco GP LLC, the general partner of the Issuer, and ETP. Pursuant to the terms of the Contribution Agreement, SUN agreed to acquire from the Contributors 100% of the issued and outstanding shares of capital stock of Susser. Pursuant to the terms of the Contribution Agreement, ETP agreed to guarantee all of the obligations of the Contributors under the Contribution Agreement. The Transaction closed on July 31, 2015.
At the closing of the Transaction, the Issuer paid to HHI approximately $966.9 million in cash, subject to certain working capital adjustments, and issued to (i) HHI 34,102 Common Units, 4,703,958 Subordinated Units and 9,450,961 Class B Units and (ii) ETP Holdco 45,206 Common Units, 6,235,478 Subordinated Units and 12,528,019 Class B Units. The Class B Units are identical to the Issuer’s Common Units in all respects, except the Class B Units are not entitled to distributions payable with respect to the second quarter of 2015. The Class B Units will convert, on a one-for-one basis, into Common Units on August 19, 2015, the day immediately following the record date for the Issuer’s second quarter 2015 distribution.
Pursuant to the terms of the Contribution Agreement, (i) Stripes LLC exchanged its 79,308 Common Units for 79,308 Class A Units and converted its 5,469,718 Subordinated Units into 5,469,718 Class A Units and (ii) Stripes 1009 converted its 5,469,718 Subordinated Units into 5,469,718 Class A Units. The Class A Units are entitled to receive distributions on a pro rata basis with the Common Units, except that the Class A Units (i) do not share in distributions of cash to the extent such cash is derived from or attributable to any distribution received by the Issuer from Susser Petroleum Property Company LLC (“PropCo”), the Issuer’s indirect wholly owned subsidiary, the proceeds of any sale of the membership interests of PropCo, or any interest or principal payments received by the Issuer with respect to indebtedness of PropCo or its subsidiaries and (ii) are subordinated to the Common Units during the subordination period for the Subordinated Units and are not entitled to receive any distributions until holders of the Common Units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, the Class A Units (i) do not have the right to vote on any matter except as otherwise required by any non-waivable provision of law, (ii) are not convertible into Common Units or any other unit of the Issuer and (iii) are not allocated any items of income, gain, loss, deduction or credit attributable to the Issuer’s ownership of, or sale or other disposition of, the membership interests of PropCo, or the Issuer’s ownership of any indebtedness of PropCo or any of its subsidiaries. Distributions made to holders of Class A Units are disregarded for purposes of determining distributions on the Issuer’s incentive distribution rights.

The Common Units, Subordinated Units, Class A Units and Class B Units were issued and sold by the Issuer in private transactions exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.
A copy of the Contribution Agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 15, 2015 and is incorporated herein by reference.

Item 4.	Purpose of Transaction
The information set forth or incorporated in Item 3 is incorporated herein by reference.
(a) The Reporting Persons may make additional purchases of securities of the Issuer either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for securities of the Issuer, general economic conditions, stock market conditions and other future developments.
(b) None.
(c) None.
(d) None.
(e) The Reporting Persons, as indirect owners of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.
(f) None.
(g) None.

(h) None.
(i) None.
(j) None.
Except as set forth in this Amendment, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Units reported as beneficially owned in this Amendment (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer
(a) – (b) The information in the cover pages of this Schedule 13D is incorporated into this Item 5 by reference.
(c) To the knowledge of the Reporting Persons, there have been no reportable transactions with respect to the Units within the last 60 days by the Reporting Persons, except as described in this Amendment.

(d) To the knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units covered by this Amendment.
(e) As of July 31, 2015, each of Susser, Stripes and Stripes 1009 ceased to be the beneficial owner of more than five percent of the Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth or incorporated in Item 3 is incorporated herein by reference.
There are no other contracts, arrangements, understandings or relationships with respect to the Units of the Issuer that require disclosure under this Item.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement and Power of Attorney dated April 9, 2015 (previously filed).

Exhibit B:	First Amended and Restated Agreement of Limited Partnership of Sunoco LP (previously filed).

Exhibit C:	Amended and Restated Limited Liability Company Agreement of Sunoco GP LLC (previously filed).

Exhibit D:
Contribution Agreement by and among Susser Petroleum Partners LP, Susser Petroleum Partners GP LLC, Susser Holdings Corporation, Susser Holdings, L.L.C., Stripes LLC and Susser Petroleum Company LLC, dated September 25, 2012 (previously filed).

Exhibit E:
Underwriting Agreement by and among Susser Petroleum Partners LP, Susser Petroleum Partners GP LLC, Susser Holdings Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Wells Fargo Securities, LLC, UBS Securities LLC and the other underwriters named therein, dated September 19, 2012 (previously filed).

Exhibit F:
Contribution Agreement by and among Mid-Atlantic Convenience Stores, LLC, ETC M-A Acquisition LLC, Susser Petroleum Partners LP and Energy Transfer Partners, L.P., dated September 25, 2014 (previously filed).

Exhibit G:	Contribution Agreement by and among Sunoco, LLC, ETP Retail Holdings, LLC, Sunoco LP and Energy Transfer Partners, L.P., dated March 23, 2015 (previously filed).

Exhibit H	Contribution Agreement by and among Susser Holdings Corporation, Heritage Holdings, Inc., ETP Holdco Corporation, Sunoco LP, Sunoco GP LLC and ETP, dated July 14, 2015 (previously filed).

Exhibit I	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Sunoco LP (previously filed).

Exhibit J	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Sunoco LP (previously filed).

Signatures
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.
Date: August 10, 2015

STRIPES LLC

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

STRIPES NO. 1009 LLC

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

SUSSER HOLDINGS CORPORATION

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

HERITAGE HOLDINGS, INC.

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ETP HOLDCO CORPORATION

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ETC M-A ACQUISITION LLC

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

LA GRANGE ACQUISITION, L.P.

By:	LA GP, LLC, its general partner

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

LA GP, LLC

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ETP RETAIL HOLDINGS, LLC

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

SUNOCO, INC. (R&M)

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

SUNOCO, INC.

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

HERITAGE ETC, L.P.

By:	Heritage ETC GP, L.L.C., its general partner

By:	/s/ William J. Healy

Name:	William J. Healy
Title:	Attorney-in-Fact

HERITAGE ETC GP, L.L.C.

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfers Partners, L.L.C., its general partner

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ENERGY TRANSFER PARTNERS GP, L.P.

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

ENERGY TRANSFER EQUITY, L.P.

By:	LE GP, LLC, its general partner

By:	/s/ William J. Healy
Name:	William J. Healy

Title:	Attorney-in-Fact

LE GP, LLC

By:	/s/ William J. Healy
Name:	William J. Healy
Title:	Attorney-in-Fact

KELCY L. WARREN

By:	/s/ William J. Healy, as Attorney-in-Fact

APPENDIX A
DIRECTORS AND EXECUTIVE OFFICERS
The following tables set forth the names, positions and present principal occupations or employment and business addresses of the directors and executive officers of ETP LLC, LE GP, HHI, ETP Holdco, Heritage ETC GP, Stripes 1009, Susser, Stripes, ETP Retail, Sunoco R&M and Sunoco, Inc. All the individuals listed below are citizens of the United States.
ETP LLC:

Name and Business Address	Capacity in Which Serves ETP LLC	Principal Occupation

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Thomas E. Long 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer	Chief Financial Officer of Energy Transfer Partners, L.L.C.

Ted Collins, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of Collins & Ware Inc.

Michael K. Grimm 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of and Chief Executive Officer of Rising Star Energy, L.L.C.

James R. Perry 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Former Governor of Texas

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Operating Officer and Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

Jamie Welch 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Group Chief Financial Officer, Head of Business Development and Director of LE GP, LLC

David K. Skidmore 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of Skidmore Exploration Inc.

Robert W. Owens 3738 Oak Lawn Ave. Dallas, TX 75219	President of Retail Marketing	President of Retail Marketing of Energy Transfer Partners, L.L.C.

LE GP:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation

John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	Director and President	President of LE GP, LLC

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Director and Chairman of the Board	Chairman and Chief Executive Officer and Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Jamie Welch 3738 Oak Lawn Ave. Dallas, TX 75219	Director and Group Chief Financial Officer and Head of Business Development	Group Chief Financial Officer, Head of Business Development and Director of LE GP, LLC

William P. Williams 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Retired Vice President of Measurement, Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Matthew S. Ramsey 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of RPM Exploration, Ltd. and Ramsey Energy Management, LLC

K. Rick Turner 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Director of North American Energy Partners Inc., AmeriGas Partners, L.P. and TMI, LLC
HHI:

Name and Business Address	Capacity in Which Serves Heritage Holdings	Principal Occupation

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Executive Officer and Director	Chairman and Chief Executive Officer and Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Gregory F. Brazaitis 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Compliance Officer	Chief Compliance Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

 ETP Holdco:

Name and Business Address	Capacity in Which Serves ETP Holdco	Principal Occupation

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Executive Officer and Director	Chairman and Chief Executive Officer and Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Operating Officer and Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel, Secretary and Director	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of LE GP, LLC
ETC:

Name and Business Address	Capacity in Which Serves ETC	Principal Occupation

Robert W. Owens 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Executive Officer	President of Retail Marketing of Energy Transfer Partners, L.L.C.

Marshall S. McCrea III 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Arnold D. Dodderer 3738 Oak Lawn Ave. Dallas, TX 75219	General Counsel and Vice President	General Counsel and Assistant Secretary of Sunoco, Inc.

LA GP:

Name and Business Address	Capacity in Which Serves LA GP	Principal Occupation

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Executive Officer and Manager	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Marshall S. McCrea III 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Gregory F. Brazaitis 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Compliance Officer	Chief Compliance Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

Heritage ETC GP:

Name and Business Address	Capacity in Which Serves Heritage ETC GP	Principal Occupation

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Executive Officer and Manager	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

Gregory F. Brazaitis 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Compliance Officer	Chief Compliance Officer of Energy Transfer Partners, L.L.C.

Stripes 1009:

Name and Business Address	Capacity in Which Serves Stripes 1009	Principal Occupation

Robert W. Owens 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Executive Officer	President of Retail Marketing of Energy Transfer Partners, L.L.C.

Clare P. McGrory 3738 Oak Lawn Ave. Dallas, TX 75219	Executive Vice President, Chief Financial Officer and Treasurer	Executive Vice President and Chief Financial Officer of Susser Holdings Corporation

Susser:

Name and Business Address	Capacity in Which Serves Susser	Principal Occupation

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Robert W. Owens 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Executive Officer	President of Retail Marketing of Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Clare P. McGrory 3738 Oak Lawn Ave. Dallas, TX 75219	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Susser Holdings Corporation

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

Stripes:

Name and Business Address	Capacity in Which Serves Stripes	Principal Occupation

Robert W. Owens 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Executive Officer and Manager	President of Retail Marketing of Energy Transfer Partners, L.L.C.

Clare P. McGrory 3738 Oak Lawn Ave. Dallas, TX 75219	Executive Vice President, Chief Financial Officer and Treasurer	Executive Vice President and Chief Financial Officer of Susser Holdings Corporation

Cynthia Archer 3738 Oak Lawn Ave. Dallas, TX 75219	Executive Vice President and Chief Marketing Officer	Executive Vice President and Chief Marketing Officer of Susser Petroleum Partners GP LLC

Brad Williams 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President—Retail Operations West and Manager	Senior Vice President—Retail Operations West of Susser Petroleum Partners GP LLC

ETP Retail:

Name and Business Address	Capacity in Which Serves ETP Retail	Principal Occupation

Robert W. Owens 3738 Oak Lawn Ave. Dallas, TX 75219	President and Manager	President of Retail Marketing of Energy Transfer Partners, L.L.C.

Clare P. McGrory 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Operating Officer and Manager	Senior Vice President, Investor Relations of Sunoco LP

Arnold D. Dodderer 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President, General Counsel and Secretary	General Counsel and Assistant Secretary of Sunoco, Inc.

Towanda Garvin 3738 Oak Lawn Ave. Dallas, TX 75219	Assistant Secretary	Paraprofessional, Legal of Sunoco, Inc.

Karl R. Fails 3738 Oak Lawn Ave. Dallas, TX 75219	Manager	Senior Vice President, Supply and Trading of Sunoco, LLC

Sunoco (R&M):

Name and Business Address	Capacity in Which Serves Sunoco (R&M)	Principal Occupation

Robert W. Owens 3738 Oak Lawn Ave. Dallas, TX 75219	President and Sole Director	President of Retail Marketing of Energy Transfer Partners, L.L.C.

John P. Steel 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President	Manager, Strategic Portfolio and Business Development of Sunoco, Inc.

Arnold D. Dodderer 3738 Oak Lawn Ave. Dallas, TX 75219	General Counsel and Secretary	General Counsel of Sunoco, Inc.

Cynthia A. Archer 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President	Executive Vice President and Chief Marketing Officer of Sunoco, Inc.

Boyd E. Foster 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President	Executive Vice President, Manufacturing and Business Development of Sunoco, Inc.

Patricia J. Green 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President	Manager, Branded Marketing Administrator of Sunoco, Inc.

Blake S. Heinemann 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President	Executive Vice President, Retail Operations East of Sunoco, Inc.

Sheryl L. Hess 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President	Manager, Retail Audit & Inventory Control of Sunoco, Inc.

Clare P. McGrory 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President and Treasurer	Executive Vice President, Investor Relations of Sunoco LP

Joan Scarpa 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President	Regional Real Estate Representative of Sunoco, Inc.

James F. Wagner 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President	Senior Director, Tax Planning & Administration of Sunoco, Inc.

Anthony M. Williams 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President	Manager, Real Estate of Sunoco, Inc.

Sunoco, Inc.:

Name and Business Address	Capacity in Which Serves Sunoco, Inc.	Principal Occupation

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Director, Senior Vice President and Corporate Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of LE GP, LLC

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC

Arnold D. Dodderer 3738 Oak Lawn Ave. Dallas, TX 75219	General Counsel and Assistant Secretary	General Counsel and Assistant Secretary of Sunoco, Inc.

Christopher Curia 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President – Human Resources	Senior Vice President – Human Resources of Sunoco, Inc.

Robert M. Kerrigan 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President – Human Resources and Administration	Vice President – Human Resources and Administration of Sunoco, Inc.

Robert W. Owens 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Executive Officer	President of Retail Marketing of Energy Transfer Partners, L.L.C.